May 2010 Pricing Sheet dated May 19, 2010 relating to Preliminary Pricing Supplement No. 393 dated May 14, 2010 to Registration Statement No. 333-156423 Filed pursuant to Rule 433
S T R U C T U R E D   I N V E S T M E N T S
Opportunities in U.S. Equities

ELKS® Based on the Common Stock of AMR Corporation due November 23, 2010
Equity LinKed Securities (“ELKS®”)
PRICING TERMS – MAY 19, 2010
Issuer:	Morgan Stanley
Aggregate principal amount:	$14,750,000
Stated principal amount:	$10 per ELKS
Issue price:	$10 per ELKS (see “Commissions and Issue Price” below)
Pricing date:	May 19, 2010
Original issue date:	May 24, 2010 (3 business days after the pricing date)
Maturity date:	November 23, 2010
Underlying equity:	AMR Corporation common stock
Underlying equity issuer:	AMR Corporation
Coupon:	22.50% per annum (approximately equivalent to $1.11875 per ELKS for the term of the ELKS), paid monthly and calculated on a 30/360 basis.
Coupon payment dates:	Monthly, on the 23rd of each month, beginning on June 23, 2010
Payment at maturity (per ELKS):
If on any trading day from but excluding the pricing date to and including the valuation date:
•      the closing price has not decreased to or below the downside threshold price, then you will receive an amount in cash equal to $10 per ELKS; or
•      the closing price has decreased to or below the downside threshold price, then you will receive shares of AMR Corporation common stock in exchange for each ELKS in an amount equal to the equity ratio per ELKS or, if we so elect, the cash value (determined as of the valuation date) of such shares.  The value of those shares of common stock or that cash, as applicable, may be significantly less than the stated principal amount of the ELKS and may be zero.

Initial equity price:	$7.01, which is the closing price of the underlying equity on the pricing date
Downside threshold price:	$4.907, which is 70% of the initial equity price
Equity ratio:	1.42653, which is $10 divided by the initial equity price, subject to adjustment for certain corporate events affecting the underlying equity issuer.
Valuation date:	November 18, 2010, subject to adjustment for certain market disruption events
Listing:	The ELKS will not be listed on any securities exchange.
CUSIP:	61759G760
ISIN:	US61759G7604
Agent:
Morgan Stanley & Co. Incorporated (“MS & Co.”), a wholly-owned subsidiary of Morgan Stanley.  See “Supplemental information concerning plan of distribution; conflicts of interest” in the accompanying preliminary terms.

Calculation agent:	MS & Co.
Commissions and Issue Price:	Price to Public(1)	Agent’s Commissions(1)(2)	Proceeds to Issuer
Per ELKS	$10	$0.15	$9.85
Total	$14,750,000	$221,250	$14,528,750
(1)
The actual price to public and agent’s commissions for a particular investor may be reduced for volume purchase discounts depending on the aggregate amount of ELKS purchased by that investor.  The lowest price payable by an investor is $9.95 per ELKS.  Please see “Syndicate Information” on page 9 of the accompanying preliminary terms for further details.

(2)
Selected dealers, including Morgan Stanley Smith Barney LLC (an affiliate of the Agent), and their financial advisors will collectively receive from the Agent, MS & Co., a fixed sales commission of $0.15 for each ELKS they sell.  For additional information, see “Supplemental information concerning plan of distribution; conflicts of interest” in the accompanying preliminary terms and “Plan of Distribution (Conflicts of Interest)” in the accompanying prospectus supplement for ELKS.

You should read this document together with the preliminary terms describing the offering and the related prospectus supplement and prospectus, each of which can be accessed via the hyperlinks below.

Preliminary Terms No. 393 dated May 14, 2010
Prospectus Supplement for ELKS dated February 9, 2010
Prospectus dated December 23, 2008

The ELKS are not bank deposits and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC Web site at.www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-800-584-6837.